Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

August 20, 2014

Securities and Exchange Commission

Division of Corporation Finance

Attn: PJ Hamidi

Washington, D.C. 20549

RE:	Woodgate Energy Corporation

Amendment No. 5 to Current Report on Form 8-K/A

Filed July 16, 2014

Amendment No. 1 to Form 10-K for Fiscal Year End December 31, 2013

Filed July 29, 2014

File No. 0-54834

Dear Mr. Hamidi:

I am writing on behalf of Woodgate Energy Corporation (the “Company”). The Company is in receipt of your recent comment letter dated July 31, 2014 with respect to the above-referenced filings.

We are still working to address the outstanding comments regarding the Form 8-K/A. As such, we hereby request an extension of an additional ten (10) business days (from the original response requested date of August 14, 2014) to respond to comments. Unless we hear otherwise from you, we will assume that the Company can submit its comment responses and the amended document (Amendment No. 6 to its Form 8-K/A) and a second amendment to the Form 10-K, as are applicable, on or prior to the date of Thursday, August 28, 2014.

For any questions or concerns in the interim, please do not hesitate to contact Lee Cassidy, Esq. at (202) 387-5400 or me at (310) 709-4338. In addition, we request that electronic copies of any comment letters or other correspondence from the Commission to the Company be forwarded to Lee Cassidy and me at lwcassidy@aol.com and tony@tonypatel.com, respectively.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates